Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              We consent to the use in this Registration Statement on Form S-1 of our report dated January 13, 2009 (January 21, 2009 as to Note 13) relating to the consolidated financial statements of OpenTable, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB No. 109) appearing in the Prospectus, which is part of this Registration Statement.

              We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP
San Jose, California January 29, 2009